Exhibit 99.1

Pembina Pipeline Corporation Reports Voting Results from 2017 Annual Meeting and Announces Appointment of New Board Member

CALGARY, May 8, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) reported the voting results from its annual meeting of shareholders held May 5, 2017 in Calgary, Alberta (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated March 16, 2017 (the "Information Circular") and is available on the Company's website under "Investor Centre – Shareholder Information" at www.pembina.com.

A total of 234,196,057 common shares representing 58.56 percent of the Company's issued and outstanding shares were voted in person and by proxy in connection with the Meeting. The voting results for each matter presented at the Meeting are provided below:

1.       Election of Directors

The following ten nominees were appointed as directors of Pembina to serve until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed:

Nominee	Votes in Favour		Votes Withheld
	Percentage	Number	Percentage	Number
Anne-Marie N. Ainsworth	99.62%	210,809,796	0.38%	812,638
Michael H. Dilger	99.26%	210,052,731	0.74%	1,569,703
Randall J. Findlay	99.10%	209,718,712	0.90%	1,903,722
Lorne B. Gordon	98.49%	208,424,388	1.51%	3,198,046
Gordon J. Kerr	99.11%	209,736,109	0.89%	1,886,325
David M.B. LeGresley	99.04%	209,581,641	0.96%	2,040,793
Robert B. Michaleski	99.23%	210,001,822	0.77%	1,620,612
Leslie A. O'Donoghue	98.83%	209,136,095	1.17%	2,486,339
Bruce D. Rubin	99.57%	210,713,636	0.43%	908,798
Jeffrey T. Smith	98.53%	208,510,204	1.47%	3,112,230

2.       Appointment of Auditors

KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting, at remuneration to be fixed by the directors on the recommendation of the Audit Committee.

3.       Approve an increase to the number of shares reserved for issuance under the stock option plan

An ordinary resolution to reserve an additional 15,000,000 common shares of Pembina for issuance under the stock option plan of Pembina, as set out in the Information Circular, was approved with an approximate 88.57 percent of votes case in favour.

4.       Acceptance of Company's Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the board of directors, the approach to executive compensation disclosed in the Information Circular was approved with an approximate 96.29 percent of votes cast in favour.

Additional details in respect the Meeting's voting results can be found on Pembina's profile at www.sedar.com and www.sec.gov.

Appointment of New Board Member

Pembina also announced today that Mr. Grant Billing did not stand for re-election and that Mr. Bruce D. Rubin has been appointed to the Board effective May 5, 2017.

"On behalf of Pembina's Board and management, I would like to thank Mr. Billing for his dedication and significant contributions to the Company and the Board," said Randall Findlay, Chair of the Board of Directors. "We have been fortunate to work with someone of Grant's calibre and wish him continued success in his future endeavors."

Mr. Findlay added: "I am pleased to welcome Mr. Rubin to the Board of Directors during this period of transformational growth for Pembina. Bruce brings value-added diversity of knowledge, expertise and experience to the Board, particularly with respect to the petrochemical and polypropylene industries. We believe his demonstrated and relevant industry experience and strategic acumen will further support our strategy to deliver long-term, sustainable value to our shareholders through operational excellence, strong governance and continued growth."

Mr. Rubin is an independent businessman with over 38 years of experience, including various executive and advisory positions and board memberships in the energy, refining and petrochemical sectors. He served as the CEO of Sunoco Chemicals and was a Senior Vice President of Sunoco Inc., from 2008 until 2010, and held various other executive positions during a 32-year career with that company. Mr. Rubin was Braskem America's first CEO, and he served with Braskem America in an executive capacity from 2010 until 2013. He served on the board of directors of Sylvatex Inc. from 2012 to 2016, and currently serves on the board of DISA Global Solutions. He is also currently an advisor for Sylvatex Inc. Mr. Rubin has a Master of Business Administration Degree from Widener University as well as a Bachelor of Science degree in Chemical Engineering from the University of Pennsylvania.

Mr. Rubin's appointment includes serving on the Board's Audit Committee and Health, Safety & Environment Committee. Committee charters and Mr. Rubin's full biography can be found at www.pembina.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2017/08/c8100.html

%CIK: 0001546066

For further information: Investor Relations: Hayley McKenzie / Chelsy Hoy, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:28e 08-MAY-17